650 FIFTH AVENUE
NEW YORK, NY 10019-6108

PHONE 212-757-3300

STERLING BANCORP	www.sterlingbancorp.com

VIA EDGAR

July 1, 2009

Mr. Todd K. Schiffman,

Assistant Director,
Mail Stop 4720,
Division of Corporation Finance,
Securities and Exchange Commission,
Washington, D.C. 20549.

Re:	Sterling Bancorp
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 8-K filed May 12, 2009
File No. 001-05273

Dear Mr. Schiffman:

In accordance with Matt McNair’s telephone conversation with Daniel Dunson of Sullivan & Cromwell LLP on June 26, 2009, this is to confirm that Sterling Bancorp (the “Company”) intends to respond to your letter, dated June 19, 2009, addressed to Louis J. Cappelli, regarding the above filings, by July 20, 2009.

The Company appreciates your gracious acceptance of the above schedule.

Sincerely,

STERLING BANCORP

By /s/ John W. Tietjen
John W. Tietjen
Executive Vice President and
Chief Financial Officer

cc: Daniel Dunson, Esq.

Sullivan & Cromwell LLP